vnu

03037361

Securities & Exchange Commission
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Corporate Communications / Investor Relations

SUPPL

RECEIVED NOV 13 2003 181

Date	October 20, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **ACNIELSEN TO MORE THAN DOUBLE SIZE OF HOMESCAN CONSUMER PANEL IN U.S.**

With kind regards,
VNU bv

b/a

Rob de Meel
SVP

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/17

ADR file number 82-2876

Press release

Date October 20, 2003

ACNIELSEN TO MORE THAN DOUBLE SIZE OF HOMESCAN CONSUMER PANEL IN U.S.

Haarlem, The Netherlands – VNU, a leading information and media company, today announced that ACNielsen U.S., an operating unit of ACNielsen, plans to more than double the size of its U.S. *Homescan*® consumer panel, the single largest expansion in the history of this industry-leading service, and one that promises to deliver new and unprecedented insights into consumer behavior. This expansion from 61,500 to approximately 125,000 households will be completed during 2004 and 2005.

Steve Schmidt, president VNU Marketing Information, the Americas, said: "VNU understands that the growing complexity of today's consumer packaged goods (CPG) industry is driving greater demand for more detailed information across a wider variety of retail channels and ever more granular views of consumer shopping behavior. Increasing the size of our consumer panel is a strategically important investment that will enable us to give clients crucial new insights into fast-growing retail channels such as dollar stores and warehouse club stores, more specifically defined population segments, and emerging product categories."

The ACNielsen *Homescan* consumer panel is the CPG industry's preeminent consumer panel, providing insights into what types of households buy specific CPG categories or brands, how often and where they shop, their use of coupons and other promotions, and a host of other facts and insights, including attitudinal and usage information. Members of the panel are equipped with patented in-home scanners. Using these hand-held devices, household members record their purchases of UPC-coded products, prescription medications, and fresh foods/random weight items. This information is then downloaded to ACNielsen for analysis.

The expanded *Homescan Mega*Panel* will deliver the CPG industry's most complete and innovative analysis of consumer behavior. CPG manufacturers have expressed the need for more in-depth information about specific retailers and growth channels to support their category management initiatives. Retailers, on the other hand, are looking for new insights into their key competitors within their trading areas and more granular category-level and market-basket analyses. ACNielsen U.S. will meet these needs and more through these significantly expanded panel services.

The benefits of the new ACNielsen *Homescan Mega*Panel* will extend beyond ACNielsen's core products and services. Already *Homescan* consumer panel insights are integrated into information services offered by other VNU businesses, including Nielsen Media Research, Nielsen//NetRatings, ACNielsen BASES, and Spectra Marketing. The expanded panel will make those services more robust, with new insights into television and Internet audiences, online advertising, new-product forecasting, and consumer segmentation.

Press release

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

ACNielsen

ACNielsen is the world's leading marketing information company. Offering services in more than 100 countries, the company provides measurement and analysis of marketplace dynamics and consumer attitudes and behavior. Clients rely on ACNielsen's market research, proprietary products, analytical tools and professional service to understand competitive performance, to uncover new opportunities and to raise the profitability of their marketing and sales campaigns. For more information: http://acnielsen.com

Press contacts	Maarten Schikker	telephone	+ 31 23 546 36 00
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00